UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES ACT OF 1934

For the month of May, 2005
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

     AVS No. 738280

     All relevant boxes should be completed in block capital letters.

1.	Name of company			2.	Name of director

	IONA TECHNOLOGIES PLC				FRANCESCO VIOLANTE

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest			4.	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them.

	PERSON NAMED IN 2 ABOVE				FRANCESCO VIOLANTE

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)			6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

	NO				ACQUISITION OF SHARES

7.	Number of shares/	8.	Percentage of	9.	Number of shares/	10.	Percentage
	amount of stock		issued class		amount of stock		of issued
	acquired				disposed		class

	1,300		0.0037%

11.	Class of security	12.	Price per	13.	Date of	14.	Date
			share		transaction		company
							informed

					2 MARCH 2005		4 MARCH 2005

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification

	1,300				0.0037%

     If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on
			which exercisable

19.	Total amount paid (if any) for	20.	Description of shares or
	grant of the option		debentures involved: class, number

21.	Exercise price (if fixed at time	22.	Total number of shares or
	of grant) or indication that price		debentures over which options
	is to be fixed at time of exercise		held following this notification

23.	Any additional information	24.	Name of contact and telephone
			number for queries

			DONAL MORIARTY (01) 637 2000

	25. Name and signature of authorised company official responsible for making this notification

	Date of notification 7 MARCH 2005		/s/ Donal Moriarty Assistant Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: May 6, 2005	By:	/s/ Daniel Demmer

Daniel Demmer
Chief Financial Officer